Exhibit 12.1

MicroVision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	Nine Months Ended September 30, 2012	2008	2009	2010	2011	2012
Pre-tax loss from continuing operations	$(10,757)	(32,620)	(39,529)	(47,460)	(35,808)	(22,693)
Fixed charges	12	55	75	69	51	34

Earnings (losses) available to cover fixed charges	(10,745)	(32,565)	(39,454)	(47,391)	(35,757)	(22,659)

Fixed charges
Interest on indebtedness	10	48	68	62	46	30
Interest attributable to rental property (a)	2	7	7	7	5	4
Preferred stock dividend requirements	—	—	—	—	—	—

	12	55	75	69	51	34

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$10,757	32,620	39,529	47,460	35,808	22,693

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.